

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2018

Philip Astley-Sparke
President and Chief Executive Officer
Replimune Group, Inc.
10 Commerce Way
Woburn, MA 01801

     Re: Replimune Group, Inc.
        Amendment No. 1 to Draft Registration Statement
        Submitted on June 11, 2018
        CIK No. 0001737953

Dear Mr. Astley-Sparke:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

Prospectus summary, page 1

1.   Please revise your pipeline table on page 2 to clarity that you are still conducting preclinical development of RP3.

2.   We note your response to comment one. Please clarify whether you have determined that any serious adverse events were determined to not be related to RPI or if there have been any serious adverse events that you have not conclusively determined were related to RP1. If there have been serious adverse events that you are not currently able to conclude were not related to RP1, describe the adverse event and disclose the number of trial

participants who experienced the event.

<u>Our product candidate pipeline, page 2</u>

3.   Please revise your pipeline table to identify Additional Indication 1 and 2. Alternatively, remove the last two rows in the RP2 section of your table. If you have not yet identified these additional indications, it is premature to include them in your table.

<u>Our strategy, page 4</u>

4.   We refer to your revised disclosure and response to prior comment 3. Please further explain how you expect to rapidly advance RP1 through the use of a registration-directed clinical trial or other means. Please also explain the term "registration-directed clinical development," what factors will determine your ability to use this method and how it will rapidly advance the development of your lead candidate.

        You may contact Bonnie Baynes at 202-551-4924 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance